Michigan Daily Tax Free Income Fund, Inc.
                                600 Fifth Avenue
                            New York, New York 10020





VIA EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re: Michigan Daily Tax Free Income Fund, Inc. - CIK. No. 0000810104 Request for Withdrawal of Registration Statement on Form N-1A File No. 033-11642
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Ladies and Gentlemen:

We hereby request withdrawal of the Registration Statement for Michigan Daily Tax Free Income Fund, Inc. (the "Fund"). The Fund filed a Registration Statement on Form N-1A with the Securities and Exchange Commission on January 30, 1987.

The Fund received an order dated January 23, 2001, declaring that it has ceased to be an investment company pursuant to section 8(f) of the Investment Company Act of 1940, as amended (Release No. 24844).

Based on the above, the Fund submits that withdrawal of the Registration Statement is consistent with the public interest and protection of investors. We hereby request withdrawal of the Fund's Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933.


                                                 Very truly yours,



                                                 /s/ Steven W. Duff
                                                 Steven W. Duff